Filed Pursuant to Rule 433
Registration No. 333-207723
March 2, 2017

Pricing Term Sheet

Issuer:	The Goodyear Tire & Rubber Company

Security:	4.875% Senior Notes due 2027

Maturity:	March 15, 2027

Face Amount:	$700,000,000

Gross Proceeds:	$700,000,000

Net Proceeds exclusive of accrued interest (after deducting underwriting discounts and commissions but before offering expenses):	$691,250,000

Coupon:	4.875%

Offering Price:	100.000% plus accrued interest, if any, from March 7, 2017

Yield:	4.875%

Trade Date:	March 2, 2017

Settlement Date:	March 7, 2017 (T+3)

Interest Payment Dates:	March 15 and September 15, beginning September 15, 2017

Record Dates:	March 1 and September 1

Make-Whole Call:	Prior to December 15, 2026 (three months prior to the maturity date), at greater of par and make-whole at discount rate of Treasury plus 50 basis points

Par Call:	At any time on or after December 15, 2026 (three months prior to the maturity date)

Spread to Treasury:	+ 238bps

Reference Treasury:	UST 2.25% due February 15, 2027

Underwriters:

J.P. Morgan Securities LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Wells Fargo Securities, LLC

Natixis Securities Americas LLC BB Securities Limited Capital One Securities, Inc. MUFG Securities Americas Inc. UniCredit Capital Markets LLC Regions Securities LLC The Huntington Investment Company

CUSIP/ISIN:	382550 BG5 / US382550BG56

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC toll free at 1-800-999-2000.